                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                 FORM 10-SB12G/A
                              ---------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                              ---------------------

                        SELECT MEDIA COMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its charter)

        New York                                                13-3415331
(State or other jurisdiction of                             (IRS Employer
    incorporation or organization)                           Identification No.)

  666 Third Avenue, New York, NY                               10017
 (Address of principal executive offices)                   (Zip code)

                    Issuer's telephone number: (212) 584-1900

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock ($.001 Par Value)
                                (Title of Class)


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
                                TABLE OF CONTENTS

                                                                                            Page
                                     PART I

Item 1.        Description of Business.                                                      1

Item 2.        Management's Discussion and Analysis of Financial Condition
               and Results of Operations.                                                    7

Item 3.        Description of Property.                                                     12

Item 4.        Security Ownership of Certain Beneficial Owners and Management               12

Item 5.        Directors, Executive Officers, Promoters and Control Persons                 14

Item 6.        Executive Compensation                                                       16

Item 7.        Certain Relationships and Related Transactions                               17

Item 8.        Description of Securities                                                    17

                                     PART II

Item 1.        Market for Common Equities and Related Stockholder Matters                   17

Item 2.        Legal Proceedings                                                            19

Item 3.        Changes in and Disagreements with Accountants                                19

Item 4.        Recent Sales of Unregistered Securities.                                     20

Item 5.        Indemnification of Directors and Officers.                                   22

                                    PART F/S

        Financial Statements                                                                23
        Table of Contents                                                                   24

                                    PART III

Item 1.        Index to Exhibits.                                                           36

               Signatures                                                                   36

                                       2
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                                     PART I

Item 1.  Description of Business

Select Media Communications, Inc. (the "Company" or "Select Media"), a New York media company, was organized in September, 1981 and specializes in the creation and production of short-form (thirty-second) television programming, referred to as "vignettes", designed to wrap around commercials in order to hold the viewer's interest and improve viewer recall. Select also purchases airtime for its vignette commercials. Integration enables Select to maximize profitability by retaining control of the production, distribution, advertising and sales of its products.

Select has produced vignettes for a wide variety of advertisers including Campbell Soup Company, Miller Brewing Company, Paramount Pictures, Beatrice Foods, Hyundai Motors of America, The Prudential, Warner Lambert Company and L'Oreal. Production and sales of vignettes constitute Select's core business and entail making the vignettes available to advertisers for their exclusive use for a period of time for a fee. Select purchases advertising time around which the vignettes would air and retains the difference between the fees paid by advertisers and the cost of purchasing required advertising airtime and producing the vignette. Select is able to purchase advertising time at the best available rates and maximize profitability.

The Company produces or has under development the following vignette series: (a) The Business of Sports; (b) Your Health Today; (c) The Beauty Report; and (d) Fashion Matters. The Company also produces and distributes video press releases for General Motors Corporation. In 1999, the Company hired personnel to provide services to worldwide news broadcasters and act as a television news agency under the name "Select International Television Network" ("SITN") to produce and distribute news segments for sale to local and foreign news broadcasters. SITN also provides crewing, transmission and studio facilities, teleconferencing and video news release production and distribution to the corporate community.

On October 13, 1995, the Company filed a voluntary petition for reorganization in accordance with and pursuant to Chapter 11 of Title 11 of the United States Bankruptcy Code. The petition was filed in the United States Bankruptcy Court for the Southern District of New York and its plan of reorganization was confirmed on August 28, 1997.

In January, 2000, the Company purchased the assets and business of Sigma Sound Studio, Inc. ("Sigma"). Sigma is one of the most famous recording studios in popular music history. Founded in 1968 by Joseph Tarsia, the Company's president, Sigma is a state of the art recording facility, including both analog and digital capabilities. Sigma was the birthplace of THE SOUND OF PHILADELPHIA, and the home of some of the most influential record producers and audio engineers of the Seventies and Eighties. Sigma and its staff will assist in record production and sound mixing for CDs, DVDs and videos.

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Select Media's business is subject to numerous risk factors, including, but not limited to, the following:

 RISKS RELATED TO THE COMPANY'S BUSINESS

Select Media Anticipates Future Losses and Negative Cash Flow; Substantial Accumulated Deficit. Select Media expects operating losses and negative cash flow to continue for the foreseeable future. Select Media anticipates the Company's losses will increase significantly from current levels because the Company expects to incur additional costs and expenses related to:

     -     brand development, marketing and other promotional activities;
     -     expansion of the Company's operations;
     -     integration of the Sigma acquisition;
     -     potential other acquisitions in the Company's areas of  focus; and
     -     development of relationships with strategic business partners.

As of December 31, 1999, Select Media had an accumulated deficit of $95,762,106. Select Media incurred net losses of $91,410,341 on gross sales of $2,310,002 for the fiscal year ended December 31, 1999. The Company's ability to become profitable depends on the Company's ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If Select Media does achieve profitability, the Company cannot be certain that the Company would be able to sustain or increase profitability on a quarterly or annual basis in the future. See Item 2-"Managements Discussion and Analysis."

The Company's Operating Results are Volatile and Difficult to Predict. If Select Media Fails to Meet the Expectations of Public Market Analysts and Investors, the Market Price of the Company's Common Stock May Decrease Significantly. The Company's annual and quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control, including, among other things, the unpredictability of consumer trends. Because the Company's operating results are volatile and difficult to predict, Select Media believes that quarter-to-quarter comparisons of the Company's operating results are not a good indication of the Company's future performance. It is likely that in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the Company's Common Stock may fall significantly. Factors that may harm the Company's business or cause the Company's operating results to fluctuate include the following:

     - the Company's inability to obtain new customers at reasonable cost and retain existing customers;
     - decreases in the funds available for marketing and promoting the Company's services;
     - the Company's inability to manage integration of acquisitions;
     - the Company's inability to adequately maintain, upgrade and develop the Company's

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       technical systems;
     - the ability of the Company's competitors to offer competitive services or products;
     - price competition;
     - the termination of existing, or failure to develop new, strategic marketing relationships;
     - increases in the cost of marketing; and
     - the amount and timing of operating costs and capital expenditures relating to expansion of the Company's operations.

A number of factors will cause the Company's gross margins to fluctuate in future periods, including the mix of services provided by the Company and its subsidiaries, the market for the Company's products, the Company's ability to keep up with technical innovations and efficiencies and the like. Any change in one or more of these factors could harm the Company's gross margins and operating results in future periods.

If Select Media Is Unable To Obtain Contracts for use of its Vignettes From the Company's Customers, the Company's Net Sales Would Be Adversely Affected. If Select Media were unable to sell the use of its vignettes to its customers, the Company's net sales and results of operations would be harmed.

To Manage the Company's Growth and Expansion, Select Media Needs To Integrate its Acquisitions. If Select Media Is Unable To Do So Successfully, the Company's Business Would Be Seriously Harmed. The Company's growth in operations and possible acquisitions will place a significant strain on the Company's management, information systems and resources. In order to manage this growth effectively, Select Media needs to continue to improve the Company's financial and managerial controls and reporting systems and procedures. The Company's failure to successfully implement, improve and integrate these systems and procedures would harm the Company's results of operations.

Select Media May Not Be Able To Compete Successfully Against Current and Future Competitors. The Company faces competition from some of the largest entertainment companies in the United States. The entertainment market is rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm the Company's net sales and results of operations. Select Media expects competition to intensify in the future as additional distribution channels for entertainment product are opened.

Many of the Company's competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than does Select Media. Many of these competitors can devote substantially more resources to marketing and promotion than can Select Media. In addition, larger, well-established and well-financed entertainment companies may try to offer competing products. The Company's competitors may be able to adopt more aggressive pricing policies than can Select Media.

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If Select Media Does Not Successfully Expand the Company's Product Offerings,
the Company's Business Could be Seriously Harmed. If Select Media does not successfully expand the Company's product offerings, including new vignette series, news services and video press releases, Select Media will not be able to increase the Company's net sales in accordance with the expectations of securities analysts and investors. In such an event, the Company's business will be harmed. The Company's success depends on the Company's ability to expand the Company's product and service offerings rapidly in order to accommodate a significant increase in customer orders. The Company's planned expansion may cause disruptions that could harm the Company's business, results of operations and financial condition.

If Select Media Does Not Respond To Rapid Technological Changes, the Company's Services Could Become Obsolete and the Company's Business Would Be Seriously Harmed. If Select Media faces material delays in introducing new services, products and enhancements, the Company's customers may forego the use of the Company's services and use those of the Company's competitors. To remain competitive, Select Media must continue to improve and expend its programming choices and value-added services. The entertainment industry is rapidly changing as a result of technology improvements, new distribution channels and new customer demands. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, the Company's existing products and services may become obsolete. Developing, enhancing and upgrading the Company's technology entails significant technical and business risks. Select Media may use new technologies ineffectively or Select Media may fail to adapt the Company's existing technology and the Company's computer network to customer requirements or emerging industry standards.

Intellectual Property Claims Against the Company Could Be Costly and Could Result In the Loss Of Significant Rights. Other parties may assert infringement or unfair competition claims against Select Media. The Company cannot predict whether third parties will assert claims of infringement against Select Media, or whether any future assertions or prosecutions will harm the Company's business. If Select Media is forced to defend against any such claims, whether they are with or without merit or are determined in the Company's favor, then Select Media may face costly litigation, diversion of technical and management personnel, or product shipment delays. Because of such a dispute, Select Media may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to the Company, or at all. If there is a successful claim of product infringement against the Company and Select Media are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could harm the Company's business.

If the Protection of the Company's Technology, Trademarks and Proprietary Rights Is Inadequate, the Company's Business Will Be Seriously Harmed. The steps Select Media takes to protect the Company's proprietary rights may be inadequate. Select Media regards the Company's copyrights, service marks, trademarks, trade dress, trade secrets

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
and similar intellectual property as critical to the Company's success. Select Media relies on trademark and copyright law, trade secret protection and confidentiality or license agreements with the Company's employees, customers, partners and others to protect the Company's proprietary rights.

The Loss of the Services of One Or More of the Company's Key Personnel, or the Company's Failure To Attract, Assimilate and Retain Other Highly Qualified Personnel in the Future Would Seriously Harm the Company's Business. The loss of the services of one or more of the Company's key personnel could seriously harm the Company's business. Select Media depends on the continued services and performance of the Company's senior management and other key personnel, particularly Mitch Gutkowski. All of the Company's officers and key employees are bound by employment agreements. Select Media does not have "key person" life insurance policies covering any of the Company's employees.

Select Media May Be Adversely Impacted if the Software, Computer Technology and Other Systems Select Media Uses are not Year 2000 Compliant. Any failure of the Company's material systems, the Company's vendors' material systems or the Internet to be Year 2000 compliant would have material adverse consequences for the Company. Such consequences would include difficulties in providing switching or conducting other fundamental parts of the Company's business. Select Media has determined that all of its material systems are Year 2000 compliant and has received assurances that its vendors' systems are Year 2000 compliant also. Select Media also depends on the Year 2000 compliance of the computer systems and financial services used by consumers and by telecommunications companies with which its systems operate. A significant disruption in the ability of consumers to reliably access their telecommunications system or portions of it would have an adverse effect on demand for the Company's services and would have a material adverse effect on the Company. See Item 2-"Management's Discussion and Analysis."

Risks Associated With Potential Acquisitions. If Select Media is presented with appropriate opportunities, Select Media intends to make investments in complementary companies, products or technologies. Select Media may not realize the anticipated benefits of any acquisition or investment. If Select Media buys a company, Select Media could have difficulty in assimilating that company's personnel and operations. In addition, the essential personnel of the acquired company may decide not to work for the Company. If Select Media makes other types of acquisitions, Select Media could have difficulty in assimilating the acquired technology or products into the Company's operations. These difficulties could disrupt the Company's ongoing business, distract the Company's management and employees and increase the Company's expenses. Furthermore, Select Media may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to the Company or the Company's existing stockholders.

Existing Stockholders Will Be Able to Exercise Significant Control Over Select Media. Executive officers, directors and entities affiliated with them, if acting together, would be

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able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders, taken together, beneficially own approximately 46% of the Company's outstanding common stock and can effectively elect all directors and pass any action requiring stockholder approval at a meeting. See Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 5 "Directors, Executive Officers, Promoters and Control Persons."

 RISKS RELATED TO SECURITIES MARKETS

Select Media May Be Unable to Meet the Company's Future Capital Requirements. Select Media cannot be certain that additional financing will be available to the Company on favorable terms when required, or at all. If Select Media raises additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of the Company's Common Stock and the Company's stockholders may experience additional dilution. Select Media requires substantial working capital to fund the Company's business. Since the Company's emergence from Chapter 11 bankruptcy proceedings, Select Media has experienced negative cash flow from operations and expects to experience significant negative cash flow from operations for the foreseeable future. Select Media currently anticipates that the Company's available funds will be sufficient to meet the Company's anticipated needs for working capital and capital expenditures through at least the next 12 months. Select Media may need to raise additional funds before the expiration of such period.

The Company's Common Stock Price May Be Volatile, Which Could Result in Substantial Losses For Individual Stockholders. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

     - actual or anticipated variations in the Company's quarterly operating results;
     - announcements of new products or services by the Company or the Company's competitors;
     - changes in financial estimates by securities analysts;
     - conditions or trends in the telecommunications industry;
     - changes in the economic performance and/or market valuations of other independent telecommunications companies;
     - announcements by the Company or the Company's competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
     - additions or departures of key personnel;
     - release of lock-up or other transfer restrictions on the Company's outstanding shares of common stock or sales of additional shares of common stock; and
     - potential litigation.

If the Company's Stock Price Is Volatile, Select Media Could Face a Securities Class Action Lawsuit. In the past, following periods of volatility in the market price of their

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stock, many companies have been the subjects of securities class action litigation. If disgruntled stockholders sued Select Media in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would harm the Company's stock price.

Substantial Sales of the Company's Common Stock Could Cause the Company's Stock Price To Fall. If the Company's stockholders sell substantial amounts of the Company's Common Stock in the public market, the market price of the Company's Common Stock could fall. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that Select Media deems appropriate.

Conflicts of Interest. Officers and directors of the Company may in the future participate in business ventures that could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which members of the Company's management serve as officers, directors or partners, or in which they or their family members own or hold any material ownership interest.

Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Select Media is a New York corporation whose common stock is currently traded on the Over-the-Counter Bulletin Board under the symbol "SMTV." The Company currently produces and distributes "vignettes," which are short-form (thirty-second) informational programs distributed by particular sponsors for viewing during regular programming. The Company produces or has under development the following vignette series: (a) The Business of Sports; (b) Your Health Today; (c) The Beauty Report; and (d) Fashion Matters. The Company also produces and distributes video press releases for General Motors Corporation. In 1999, the Company hired personnel to provide services to

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worldwide news broadcasters and act as a television news agency under the name
"Select International Television Network" ("SITN") to produce and distribute news segments for sale to local and foreign news broadcasters. SITN also provides crewing, transmission and studio facilities, teleconferencing and video news release production and distribution to the corporate community.

 In January, 2000, the Company purchased the assets and business of Sigma Sound Studio, Inc. ("Sigma"). The acquisition of Sigma was accounted for as a purchase. See, Financial Statements.

COMPETITION

The Company faces competition from some of the largest entertainment companies in the United States. The entertainment market is rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm the Company's net sales and results of operations. Select Media expects competition to intensify in the future as additional distribution channels for entertainment product are opened. In particular, the Company believes that the use of the Internet for distribution of entertainment product is both an opportunity and a challenge. With so many entertainment choices, the Company faces the challenge of adapting its core business to Internet entertainment.

MARKET STRATEGY

The Company markets its vignette products to large advertisers directly to the marketing departments of these companies. The Company uses its own internal staff for such marketing. The Company intends to continue with this strategy for its vignette products. The Company is developing vignettes for radio as well, and is developing a form of vignette for on-line advertising.

Sigma markets its services directly through its principals. Sigma has also produced successful compilation albums sold through home shopping channels, direct response television and direct mail. Select Media and Sigma are working jointly on projects for marketing musical works via the Internet and expects to develop such a strategy or partner with an Internet retailer for on-line product distribution of both compact discs and downloadable music files.

The Company has 11 full time and 2 part time employees and operates a facility at 666 Third Avenue, New York, New York used as the principal corporate office and the site of its studio facilities. As a result of the Sigma acquisition, the Company also leases a sound recording studio facility at North 12th Street in Philadelphia, Pennsylvania.

RESULTS OF OPERATIONS

The following table sets forth certain items from the Company's consolidated statements of operations as a percentage of net revenues for the periods indicated:

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
                                               For the Year ended
                                                    December 31,
                                                    ------------
                                              1999             1998
                                              ----             ----

Net revenues .........................         100.0%          100.0%
                                             -------         -------
Cost of revenues .....................          56.1%           48.9%
                                             -------         -------
Gross profit .........................          43.9%           51.1%
                                             -------         -------

Operating expenses:
  Marketing and selling ..............             0%              0%
  General and administrative .........           190%          291.1%
  Nonrecurring costs .................        3639.4%            453%
  Amortization of  acquisition-related
  intangible assets ..................             0%              0%

    Total operating expenses .........        3829.4%          744.1%

Operating income (loss) ..............       (3785.5)%          (693)%
Other income and expense, net ........         (14.1)%        (259.9)%

Income (loss) before income taxes
  and extraordinary items ............       (3799.6)%        (952.9)%
Provision  for  (benefit  from)
  income taxes .......................             0%            0 %

Net income (loss) before
  extraordinary items ................       (3799.6)%        (952.9)%

Extraordinary Items ..................        (157.6)%             0%
                                             -------         -------

Net Revenues .........................       (3957.2)%        (952.9)%

The Company's net revenues have been derived mainly from the sales of vignettes and video press releases. Net revenues increased by $1.9 (475%) to $2.3 million in the year ended December 31, 1999 from $0.4 million in 1998. The increase in net revenues during 1999 was primarily attributable to revenues from its international news operations and video press releases for General Motors Corporation. The Company believes it can expand its video press release business for the current year, but expects SITN revenues to be consistent with 1999 levels.

Gross Profit

Cost of revenues consists primarily of costs associated with the producing the vignettes and video press releases and marketing the finished product, including scriptwriting, filming, salaries and post-production processing and editing. The resulting gross profit fluctuates based on factors such as salary expense, editing and marketing. Re-use of vignettes and portions thereof increases profits. Gross margin decreased to 44% in 1999, compared to 51% in 1998. The decrease during 1999 was primarily due to for expenses

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of starting the international news bureau operation. The Company currently expects gross margins during 2000 to be consistent with the 1999 levels. In the current year, the Company expects the Sigma acquisition to have a positive effect on both revenues and gross margin.

Expenses

Selling, general and administrative expenses were $4,389,803 in 1999 and $1,304,615 in 1998, for an increase of $3,085,188, or 236%. This increase was attributable to large salary and rent expenses for the expansion of the Company's new SITN business and relocation of the Company's offices. The Company's expenses in 1999 also include a non-recurring stock based compensation expense of $84,070,333, which had a substantial impact on expenses for the year.

The Company also had extraordinary item of $3,640,000 in 1999, due to extinguishment of debt costs.

Losses

The Company incurred losses from operations of $(87,445,024) in 1999 compared to $(3,105,497) in 1998, for an increase of $(84,339,527) or 2,716%. The substantial increase in losses was due primarily to non-recurring stock based compensation expense of $84,070,333 in 1999, caused by issuances of stock to the Company's principals and employees, for extinguishment of debt and for consultant's compensation. These non-recurring costs were vital to the Company's remaining viable in its industry. The Company anticipates that it will not be subject to such substantial non-recurring costs in 2000. Net other expenses were $(325,317) in 1999 and $(1,164,798) in 1998, for a decrease of $(839,481) or
72%.

 LIQUIDITY AND CAPITAL RESOURCES

The Company has significant capital needs, which to date the Company has met through private sales of its equity and loans. The Company will continue to need substantial infusions of capital, which it expects to continue to fund primarily from private sales of its equity and loans, or by a public offering of its equity or debt securities. The Company has received a commitment from a funding source for $2 million in additional financing for the year 2000 and is continuing in efforts to increase capital resources.

Item 3. Description of Property

The Company leases a facility as its headquarters located at 666 Third Avenue, New York, New York. This facility contains studio space, editing equipment and offices. The facility contains approximately 16,700 square feet total, of which 11,000 square feet are used for office space, 4,000 square feet are used for studios and 1,200 square feet are used to house equipment. The lease on this facility expires February 15, 2015 and the annual lease payments in 2000 are $522,951 for the entire facility. In addition, the Company has agreed to rent additional space from its landlord at the same premises, pending certain building modifications to be performed by the landlord. When the additional space is ready, the Company will have an additional annual rental commitment of $360,665 for years one through five, $387,885 for years six through ten and $415,105 for years eleven through the expiration date of the lease.

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
As part of the Sigma transaction, the Company leases a facility located at North 12th Street, Philadelphia, Pennsylvania as the recording studio and offices of Sigma Sound. This facility contains recording studio space, editing equipment and offices. The facility contains approximately 3,000 square feet total, of which 1,000 square feet are used for office space, and 2,000 square feet are used for studios. The lease on this facility expires January 31, 2005 and the annual lease payments are $76,000 for the entire facility.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth the beneficial ownership for the Company's sole class of Common Stock of the Company beneficially owned by all directors, officers and 5% or more holders.

Name and
Address of                    Nature of
Beneficial                    Beneficial                    Number of
Owner                         Ownership                     Shares              Percent
-----                         ---------                     ------              -------
Mitch Gutkowski(1)            Record                       2,000,000              23%

James Mongiardo               Not Applicable                       0               0%

Chet Simmons (1)              Record                          11,600              (2)

Dominick Sartorio (1)         Record                       2,006,667              23%

(1) Address c/o the Company at 666 Third Avenue, New York, New York.
(2) Less than 1%.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are as follows:

Name                          Age            Position
----                          ---            --------

Mitch Gutkowski               45             Chairman of the Board
                                             and Director

James Mongiardo               54             Vice Chairman and Director

Chet Simmons                  71             Director

Joseph Tarsia                 65             President of Sigma Sound

Billy Terrill                 55             Executive Vice President of Sigma
                                             Sound

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
MITCH GUTKOWSKI founded Select Media Communications, Inc. in 1981 and as Co-Chairman coordinates the efforts of the Company's divisions and oversees operations. With the Board of Directors as a group, Mr. Gutkowski oversees strategic planning for the Company. Before founding Select Media, Mr. Gutkowski was Vice President for Advertising Sales for Pro-Sport Entertainment, Inc.

JAMES MONGIARDO, Vice Chairman of the Board, has extensive experience in building companies and in the banking and securities business. He has served as Chief Executive Officer for public biotechnology and healthcare services companies and as head of United States Marketing for Schering-Plough Corporation. For the past five years, he has been Managing Director of LBC Capital, an investment banking firm specializing in institutional private placements for emerging companies.

CHET SIMMONS, Director, has a distinguished career in helping to shape modern sports television. In 1957, he joined the group responsible for the American Broadcasting Company's sports programming, including "ABC's Wide World of Sports," "The American Sportsman," and ABC's classic Olympic Games coverage. In 1964, he moved to NBC, where rose to the position of the first President of NBC Sports. During his tenure at NBC, that network acquired the rights to televise Major League Baseball, the National Hockey League, various Olympic Games and NCAA football. Mr. Simmons left NBC Sports to become the first President and Chief Executive Officer of ESPN. Mr. Simmons became commissioner of the United States Football League in 1982 and then went on to serve as a consultant to a wide variety of sports/television businesses.

JOE TARSIA started his recording career in 1958, building and maintaining local Philadelphia recording studios. In 1961, he joined Cameo Parkway Records, where he quickly rose to the position of Chief Engineer for such artists as Bobby Rydell, Chubby Checker, the Dovells and the Orlons. In 1968, Mr. Tarsia founded Sigma Sound Studios as an independent recording studio, which became the home of major record producers Kenny Gamble, Leon Huff and Thom Bell, and the birthplace of THE SOUND OF PHILADELPHIA.

Sigma earned Gold and Platinum record awards for recordings by Jerry Butler, The Intruders, Harold Melvin and The Blue Notes, The Ojays, Teddy Pendergrass, The Stylistics, The Delfonics, Lou Rawls and The Jacksons. Artists and producers who recorded at Sigma included Stevie Wonder, B.B. King, Grace Jones, Gladys Knight and The Pips, David Bowie, Robert Palmer and The Four Tops.

In 1976, Mr. Tarsia expanded Sigma to include three studios in Manhattan's music district. Sigma New York attracted the likes of Whitney Houston, Madonna, Steely Dan, The Village People, Talking Heads, Paul Simon, Ashford and Simpson and Billy Joel.

Mr. Tarsia has won many industry awards for his engineering accomplishments, including over 150 Gold and Platinum records. Recently, his Philadelphia recording studio was named as a national rock and roll landmark.

Mr. Tarsia is President of Sigma.

BILLY TERRILL, Executive Vice President of Sigma Sound, has spent the last 30 years in the music business. Over the course of his career, he has written, arranged and produced over 300 works released by Frankie Avalon, Helen Reddy, David Clayton-Thomas, LeVert, The Manhattans, The Moments and many others. Mr. Terrill has written and produced works for Columbia Records, Atlantic, Polydor, Mercury, RCA, Paramount and many others. His hits span many genres, from pop to R & B to jazz.

The above listed directors will serve until the next annual meeting of the stockholders or until their death, resignation, retirement, removal, or disqualification, and until their successors have been duly elected and qualified. Our executive officers serve at the discretion of the Board of Directors. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer or director of the Company.

Board Committees. The Board of Directors has not yet established any committees. The Board intends to establish a Compensation Committee and an Audit Committee at the next meeting of the Board of Directors.

Compensation Committee Interlocks And Insider Participation. The Board has not yet established a Compensation Committee. The Board of Directors as a whole performs this function.

Director Compensation. Select Media's directors do not receive any cash compensation for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board meetings.

Item 6.  Executive Compensation.

Executive Compensation. The following table sets forth the compensation received for services rendered to the Company during the fiscal year ended December 31, 1999 by our Chief Executive Officer. Except for the CEO, the Company had no officers who earned more than $100,000 during the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE


Name And Principal            Annual Compensation        Other Annual      Long-Term         All Other
Position                      Salary($)  Bonus($)        Compensation      Compensation       Awards
--------                      ---------  --------        ------------      ------------       ------
                                 Compensation
                                 ------------

Mitch Gutkowski                    $252,000  $  0             None             None         $42,000,000
Chief Executive Officer

The Company did not pay to our Chief Executive Officer or any executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the fiscal year ended December 31, 1999. The Company does not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any executive officer under which benefits are determined primarily by final compensation and years of service. On October 25, 1999, Mr. Gutkowski was issued 2,000,000 shares of Common Stock for prior services to the Company.

Option Grants

The Company made no stock option grants in the fiscal year ended December 31, 1999.

Employment Contracts

The Company has an employment contract with Mr. Gutkowski to act as the Company's president and chief executive officer, which provides for a yearly salary of $200,000 in 2000, $300,000 in 2001, $350,000 in 2002, $400,000 in 2003
and $450,000 in 2004, with a bonus of 2% of the Company's net profits, determined and paid quarterly. This agreement was effective October 25, 1999, has a term of 5 years and expires October, 2004. Under a prior agreement, effective until October 24, 1999, Mr. Gutkowski's salary was $300,000 per year.

Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

The officers and directors of the Company are now and may in the future become stockholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's business operations.

None of the Company's directors receives any compensation for their respective services rendered to the Company as directors, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors. Further, none of the directors is accruing any compensation under any agreement with the Company.

Item 7. Certain Relationships and Related Transactions.

There have been no related party transactions or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

The Company's authorized capital stock consists of 35,000,000 shares, par value $.001 per share. All share numbers in this Registration Statement have been adjusted to reflect the Company's 1 for 300 reverse stock split effective November 30, 1999. There are 9,602,592 shares of Common Stock issued and outstanding as of the date of this filing. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by stockholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each stockholder is entitled to receive a proportionate share of the Company's assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

Price quotations for the Company's Common Stock are posted presently on the OTC Bulletin Board and have been since August, 1997. As soon as the Company becomes eligible, the Company intends to request a listing for the Common Stock on the NASDAQ SmallCap Market (TM). This listing requires certain asset, earnings and per share price standards that the Company does not now meet. The Company can give no assurance that it will meet these standards in the foreseeable future, it at all.

(a)     Market Price.

The historical prices for the Company's Common Stock on the OTC Bulletin Board are as follows:

Period                                        High             Low
------                                        ----             ---
1997
----
First Quarter                                 $52.50          $33.00
--------------------------------------------------------------------------------
Second Quarter                                $46.50          $30.00
--------------------------------------------------------------------------------
Third Quarter                                $204.00          $30.00
--------------------------------------------------------------------------------
Fourth Quarter                               $144.00          $36.00
--------------------------------------------------------------------------------
1998
----
First Quarter                                 $51.00          $15.00
--------------------------------------------------------------------------------
Second Quarter                               $300.00          $16.50
--------------------------------------------------------------------------------
Third Quarter                                $267.00          $45.00
--------------------------------------------------------------------------------
Fourth Quarter                               $108.00          $30.00
--------------------------------------------------------------------------------
1999
----
First Quarter                                 $84.00          $42.00
--------------------------------------------------------------------------------
Second Quarter                               $183.00          $52.50
--------------------------------------------------------------------------------
Third Quarter                                 $60.00          $27.00
--------------------------------------------------------------------------------
Fourth Quarter                                $30.00           $2.00
--------------------------------------------------------------------------------
2000
----
First Quarter (to March 24)                    $6.50           $5.00
--------------------------------------------------------------------------------

For the initial listing in the NASDAQ SmallCap Market(TM), a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be three market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap Market(TM), a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. The Company can give no assurances that it will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b) Holders. There are approximately 258 holders of the Company's Common Stock. During 1998 and 1999, the Company issued 36,199 shares and 9,515,666 shares, respectively, to investors for cash, in exchange for services, or to extinguish debt. The Company's outstanding stock includes shares issued in the Company's initial public offering in 1994, shares issued as part of the Company's reorganization under Chapter 11 of the Bankruptcy Code and shares issued in accordance with exemptions from registration afforded by Sections 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this registration statement, 4,603,419 shares of the Company's Common Stock held by non-affiliates are eligible for sale, including 36,199 shares of restricted stock eligible under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in such Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

(c) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2. Legal Proceedings.

There is no litigation pending or threatened by or against the Company, except for collections and related maters in the ordinary course of business which would not have a material impact on the Company if decided adversely to Select Media.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The Company has changed accountants since its formation; but there were no disagreements with the findings of the Company's former accountants.

Item 4. Recent Sales of Unregistered Securities.

(a) Securities sold. The Company sold and issued its securities during the three year period preceding the date of this registration statement in a series of private transactions or exempt offerings of securities; as follows:

On August 27, 1997, as part of the Company's reorganization under the Bankruptcy Code, the Company issued 26,657 shares to certain creditors.

On various dates in 1998, in order to raise additional capital, the Company issued 36,199 shares of restricted stock to investors in sales exempt under
Section 4(2) of the Securities Act of 1933, as amended. On November 15, 1999, Select Media approved a 1 for 300 reverse stock split, effective November 30, 1999. On October 22, 1999, the Company issued 4,000,000 shares of restricted stock to the Company's Chief Executive Officer and an employee in lieu of other compensation in a private transaction. On December 21, 1999, the Company issued 4,500,000 shares to an investor in an offering exempt under Rule 504 of Regulation D In connection with that sale, the Company issued 1,000,000 shares of restricted stock to a finder under Section 4(2) as compensation in a private transaction. On December 29, 1999, the Company issued 6,667 shares to an employee in lieu of other compensation in a private transaction.

Certain of the shares of Common Stock of the Company were sold and issued on various dates, described above, for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:


(1)Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

(2)When restricted securities are sold, generally there must be a one-year holding period.

(3)When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations;
   after two years, there are no volume limitations for resales by non-affiliates.

(4)Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in
   Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in
   Section 3(a)(38) of the 1934 Act.

(5)Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

(6)There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b) Underwriters and other purchasers. There were no underwriters in the sale and issuance of any of the Company's securities in the period reported. All of the purchasers of Common Stock from the Company have had a pre-existing personal or business relationship with the Company or its officers and directors.

(c) Consideration.

The Company sold certain shares of stock for cash and others were issued either for services rendered to the Company or to settle outstanding debts of the Company or its predecessor. The Company sold shares in 1998 and 1999 at various prices, ranging from $.22 to $225.00.

(d) Exemptions from Registration Relied Upon.

The sale and issuance of the shares of stock sold in 1997 through 1999 were exempt from registration under the Securities Act of 1933, as amended, by virtue of either section 3(b) or 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from the Company for investment and not with a view to distribution to the public.

Item 5. Indemnification of Directors and Officers.

Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of the New York Business Corporation Law, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

Financial Statements. The following financial statements are attached to this report and filed as a part thereof.

         1) Table of Contents
         2) Independent Auditors' Report
         3) Assets
         4) Liabilities and Stockholders' Equity
         5) Statement of Operations
         6) Statement of Stockholders' Equity
         7) Statement of Cash Flows
         8) Notes to Financial Statements

                        SELECT MEDIA COMMUNICATIONS INC.

                              FINANCIAL STATEMENTS

                 For the Years Ended December 31, 1999 and 1998

                        SELECT MEDIA COMMUNICATIONS INC.

                                    CONTENTS

                                                       Page

INDEPENDENT AUDITORS' REPORT                             1


FINANCIAL STATEMENTS

  Balance Sheet                                        2-3
  Statements of Operations                             4-5
  Statement of Stockholders' Deficit                     6
  Statements of Cash Flows                             7-8


NOTES TO FINANCIAL STATEMENTS                         9-20

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Select Media Communications Inc.


We have audited the accompanying balance sheet of Select Media Communications Inc. as of December 31, 1999 and the related statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Select Media Communications Inc. as of December 31, 1999, and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $91,410,341 during the year ended December 31, 1999, and, as of that date, had a working capital deficiency of $2,604,399 and a stockholders' deficiency of $1,867,373. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are discussed in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    /s/ Marcum & Kliegman LLP

April 6, 2000
Woodbury, New York

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                                  BALANCE SHEET

                                                              December 31, 1999


                                     ASSETS

CURRENT ASSETS

  Cash                                             $      344
  Accounts receivable, less allowance for
    doubtful accounts of $243,114                     365,200
  Capital improvement receivable                      557,303
  Prepaid expenses and other current assets           140,377
  Due from stockholders                               166,000
  Deposit on acquisition                              400,000
                                                   ----------


       Total Current Assets                                          $1,629,224


PROPERTY AND EQUIPMENT, Net                                             463,365


REORGANIZATION VALUE, Net of accumulated
  amortization of $570,304                                            1,873,854
                                                                     ----------


       TOTAL ASSETS                                                  $3,966,443
                                                                     ==========




      The accompanying notes are an integral part of these financial statements.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                                  BALANCE SHEET

                                                              December 31, 1999
--------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

CURRENT LIABILITIES

 Accounts payable                                 $  1,315,977
 Accrued expenses                                    2,194,656
 Notes payable                                         567,500
 Current portion of capital lease obligation            55,490
 Reorganization liabilities, current portion           100,000
                                                  ------------


       Total Current Liabilities                                    $  4,233,623


OTHER LIABILITIES

 Capital lease obligation                              120,224
 Reorganization liabilities                          1,479,969
                                                  ------------


       Total Other Liabilities                                         1,600,193
                                                                    ------------


       TOTAL LIABILITIES                                               5,833,816


COMMITMENTS

STOCKHOLDERS' DEFICIT

 Common stock - $.001 par value;
  35,000,000 shares authorized, and
  9,602,592 shares issued and outstanding                9,603
 Additional paid-in capital                         93,885,130
 Accumulated deficit                               (95,762,106)
                                                  ------------


       TOTAL STOCKHOLDERS' DEFICIT                                   (1,867,373)
                                                                    ------------

       TOTAL LIABILITIES AND
         STOCKHOLDERS' DEFICIT                                      $  3,966,443
                                                                    ============




     The accompanying notes are an  integral part of these financial statements.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                       STATEMENTS OF OPERATIONS
                                 For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                            1999            1998
                                            ----            ----
SALES                                   $  2,310,002    $    448,123

COST OF SALES                              1,294,890         219,005
                                           ------------  ------------
       GROSS PROFIT                        1,015,112         229,118

SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES                                  4,389,803       1,304,615

STOCK-BASED COMPENSATION EXPENSE          84,070,333       2,030,000
                                         ------------    ------------

       OPERATING LOSS                    (87,445,024)     (3,105,497)

OTHER INCOME (EXPENSE)

  Other income                                32,476              --
  Interest expense                          (357,793)     (1,164,798)
                                           ------------  ------------

       TOTAL OTHER EXPENSE                  (325,317)     (1,164,798)
                                           ------------  ------------

       LOSS BEFORE INCOME TAXES AND
        EXTRAORDINARY ITEM               (87,770,341)     (4,270,295)

INCOME TAXES                                      --              --
                                        ------------     ------------

       LOSS BEFORE EXTRAORDINARY ITEM    (87,770,341)     (4,270,295)

EXTRAORDINARY ITEM

  Loss on extinguishments of debt         (3,640,000)             --
                                           ------------  ------------

       NET LOSS                         $(91,410,341)   $ (4,270,295)
                                        ============    ============


      The accompanying notes are an integral part of these financial statements.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                  For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                      1999        1998
                                                      ----        ----
PER SHARE DATA

 Basic and diluted net loss per common share:

   Loss before extraordinary item               $   (45.82) $   (68.57)
                                                ==========  ==========
   Extraordinary item                           $    (1.90) $     0.00
                                                ==========  ==========
   Net loss                                     $   (47.72) $   (68.57)
                                                ==========  ==========


 Weighted Average Common Shares Outstanding      1,915,582      62,277
                                                ==========  ==========

     The accompanying notes are an  integral part of these financial statements.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                              STATEMENT OF STOCKHOLDERS' DEFICIT

                                  For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                     Par        Additional
                                                    Value        Paid-in        Accumulated
                                      Shares       $0.001        Capital          Deficit           Total
                                      ------       ------        -------          -------           -----
BALANCE - January 1, 1998              50,727      $   51      $   281,949    $   (81,470)      $    200,530

Issuance of stock for services         10,704          11        2,029,989                         2,030,000

Exercise of warrants                    5,867           6          479,994                           480,000

Conversion of debentures               19,628          20        1,163,702                         1,163,722

Net loss                                   --          --               --      (4,270,295)       (4,270,295)
                                  -----------      ------      -----------    ------------      ------------

BALANCE - December 31,
1998                                  86,926          88         3,955,634      (4,351,765)         (396,043)

Sale of common stock                5,500,000       5,500          994,500                         1,000,000

Conversion of debentures                5,000           5          242,995                           243,000

Stock compensation                  4,006,666       4,007       84,029,323                        84,033,330

Issuance of stock for services            666           1           41,957                            41,958

Conversion of debt                      3,334           2        4,199,998                         4,200,000

Reorganization                             --                      420,723                           420,723

Net loss                                   --          --               --     (91,410,341)      (91,410,341)
                                  -----------      ------     ------------    ------------      ------------

BALANCE - December 31, 1999       $ 9,602,592      $9,603     $ 93,885,130    $(95,762,106)     $ (1,867,373)
                                  ===========      ======     ============    ============      ============

     The accompanying notes are an  integral part of these financial statements.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                        STATEMENTS OF CASH FLOWS

                                  For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                          1999            1998
                                                          ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                            $(91,410,341)   $ (4,270,295)
                                                      ------------    ------------
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
    Stock-based compensation                            84,033,330       2,030,000
    Loss on extinguishments of debt                      3,640,000              --
    Depreciation and amortization                          368,035         250,876
    Increase in allowance for doubtful accounts            243,116              --
  Changes in assets and liabilities:
    Increase in accounts receivable                       (313,648)       (294,666)
    Decrease (increase) in note receivable                 194,800        (194,800)
    Increase in due from stockholder                      (166,000)             --
    Increase in capital improvement receivable            (503,321)        (53,982)
    Increase in prepaid expenses and other current
      assets                                               (77,022)        (63,355)
    Increase in accounts payable                           926,945         389,032
    Increase in accrued expenses                         1,894,502         300,154
    (Decrease) increase in reorganization liability       (603,784)         21,595
                                                      ------------    ------------

       TOTAL ADJUSTMENTS                                89,636,953       2,384,854
                                                      ------------    ------------

       NET CASH USED IN OPERATING ACTIVITIES            (1,773,388)     (1,885,441)
                                                      ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchases of property and equipment                     (339,706)        (69,616)
  Deposit on acquisition                                  (400,000)             --
                                                      ------------    ------------

       NET CASH USED IN INVESTING ACTIVITIES              (739,706)        (69,616)
                                                      ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Decrease in capital lease obligation                      (8,408)             --
  Proceeds from notes payable                              698,000       1,404,500
  Repayments of notes payable                                   --        (375,000)
  Proceeds from issuance of common stock                 1,705,681       1,043,722
                                                      ------------    ------------

       NET CASH PROVIDED BY FINANCING
        ACTIVITIES                                    $  2,395,273    $  2,073,222
                                                      ------------    ------------

     The accompanying notes are an  integral part of these financial statements.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                  For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           1999               1998
                                                           ----               ----

       NET (DECREASE) INCREASE IN CASH                  $(117,821)          $118,165

CASH - Beginning                                          118,165                 --
                                                        ---------           --------

CASH - Ending                                           $     344           $118,165
                                                        =========           ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
-------------------------------------------------


Cash paid during the years for:

  Interest                                               $ 37,865           $ 27,196

Noncash investing and financing activities:

  Acquisition of equipment through capital leases        $126,831           $ 55,649
  Purchase of equipment with long-term debt              $ 83,840           $     --
  Conversion of debentures and debt to common shares     $560,000           $600,000

     The accompanying notes are an  integral part of these financial statements.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - Summary of Significant Accounting Policies

       Nature of Business

       Select Media Communications Inc. ("the Company") is an integrated media company engaged in producing and distributing programming.

       Revenue Recognition

       Revenue is recognized upon completion of services performed.

       Property and Equipment and Depreciation

       Property and equipment is stated at cost and is depreciated using a straight-line method over the estimated useful lives of the respective assets. Routine maintenance and repairs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in income.

       Use of Estimates in the Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Net Loss Per Share

       The company computes per share amounts in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 eliminates the presentation of the primary and fully dilutive earnings per share ("EPS") and requires presentation of the basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the periods. All prior periods' EPS have been restated giving effect to the Company's 1 for 300 reverse stock split (see Note 3). Convertible debt and warrants have not been included in the computation of diluted EPS as their effect would be antidilutive.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies, continued

       Stock-Based Compensation
       In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation". SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the company adopted the new fair value method. The Company intends to continue to account for future stock based compensation in accordance with the provisions of APB 25.

       Comprehensive Income
       In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", effective for fiscal years beginning after December 15, 1997, with reclassification of earlier periods required for comparative purposes. SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components in the financial statements. The Company adopted this standard in 1998 and the implementation of this standard did not have any impact on its financial statements. To date, the Company has not had any transactions that are required to be reported as other comprehensive income (loss).


NOTE 2 - Private Placement

       The Company entered into an agreement on October 22, 1999 and amended November 1, 1999 with Lloyds Bahamas Securities, Ltd. ("Lloyds") to sell shares of the Company's common stock with Lloyds as their agent through an offering exempt under Rule 504 of Regulation D by the SEC under the Securities Act. In exchange for $1,000,000, Lloyds' investors received 4,500,000 new shares of the Company's common stock after a 1 for 300 reverse stock split (See Note 3). As a condition of the funding the Company agreed to acquire Nationsmusic.com, Inc. ("Nationsmusic") in exchange for 3,000,000 shares of the Company's common stock. The Company had not consummated its transaction with Nationsmusic. In addition, Lloyds received 1,000,000 shares of the Company's common stock subject to restrictions under Rule 144 of the Securities Act as agent for this placement, which has been recorded at the market value on the date of issuance, net of the proceeds of the sale of the Company's common stock.

       At December 31, 1999, $166,000 was still owed to the Company from Lloyds as result of the private placement. The Company received these funds in March 2000.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS


NOTE 3 - Reverse Stock Split

       On November 2, 1999, the Board of Directors authorized a one for three hundred reverse stock split, with the number of authorized shares of common stock and the par value per share remaining unchanged. The split was effective November 30, 1999 and all per share amounts and shares issued have been adjusted to reflect this reverse stock split.


NOTE 4 - Capital Improvements Receivable

       Capital improvements receivable represents amounts paid or accrued by the Company for leasehold improvements which are to be reimbursed to the Company by the landlord pursuant to the lease agreement.

       The Company is currently in dispute with its landlord in which the landlord is claiming certain lease payments are due on space occupied by the Company. The total amount claimed to be due by the landlord is approximately $300,000. If successful in its claim, the amount receivable would be reduced by such amounts and amounts attributable to leasehold improvements would be increased by the same amount.


NOTE 5 - Property and Equipment

       Property and equipment at December 31, 1999 consist of the following:

         Property and equipment                                                                           $ 593,444

         Less:  accumulated depreciation                                                                   (130,079)
                                                                                                           --------

            Property and Equipment, net                                                                   $ 463,365
                                                                                                          =========

       Depreciation expense for the years ended December 31, 1999 and 1998 was $123,619 and $6,460, respectively.


NOTE 6 - Capital Leases

       The Company is the lessee of equipment under certain capital leases expiring through the year 2002. The assets are being depreciated over the life of the lease. Depreciation of assets under capital leases charged to expense for the year ended December 31, 1999 and 1998 was $58,944 and $4,010, respectively.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 6 - Capital Leases, continued

       Minimum future lease payments under capital leases as of December 31, 1999 for each of the next three years, and in the aggregate, are as follows:

                                    For the Year Ending
                                       December 31,                                Amount
                                       ------------                                ------
                                           2000                                    $82,811
                                           2001                                     72,576
                                           2002                                     61,762
                                                                                  --------

                        Total minimum lease payments                               217,149

                        Less amount representing interest                           41,436
                                                                                  --------
                        Present value of minimum lease
                         payments                                                 $175,713
                                                                                  --------
                        Current Portion                                            $55,490

                        Long-term Portion                                          120,224
                                                                                  --------
                                           Total                                  $175,714
                                                                                  ========

       Interest rates on capitalized leases vary from 7.91% to 29.39% and are imputed based on the lessor's implicit rate of return.


NOTE 7 - Notes Payable

       Notes payable at December 31, 1999 consisted of the following:

       Note payable non-interest bearing, payable upon
         demand.                                                                                      $ 67,500

       Note payable non-interest bearing, payable upon
         demand.                                                                                       125,000

       Notes payable shareholder                                                                       375,000
                                                                                                      --------
              Total                                                                                   $567,500
                                                                                                      ========

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 7 - Notes Payable, continued

       The Company has notes payable to a shareholder for $375,000. The notes bear interest at 10% and had original maturity dates in November and December 1999. These maturity dates were subsequently extended and are currently due upon demand. The individual received, in aggregate 6,667 shares of common stock as compensation. The market value of the shares issued were treated as debt issuance costs (interest) which was amortized over the life of the loan. Debt issuance cost recognized in 1999 and 1998 was $243,678 and $11,822 respectively. Interest expense charged to operations amounted to $37,500 and $2,076 for the years ended December 31, 1999 and 1998, respectively.


NOTE 8 - Letter of Credit

       An individual has signed a letter of credit on behalf of the company for $1,000,000 acting as a security deposit on the office space occupied by the Company. If the Company defaults on the lease, money will be drawn from this letter of credit. To date, no consideration has been given to this individual for signing this letter of credit.


NOTE 9 - Income Taxes

       Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax asset of the Company consist primarily of the net operating loss, increase in allowance for doubtful accounts and accrued expenses that are not currently deductible. The Company has recorded a full valuation allowance against its deferred tax asset, as it is not assured, it can recognize such an asset in the future. At December 31, 1999, the Company has significant net operating loss carryforwards which will expire in 2019.

       In accordance with the provisions of the Internal Revenue Code Section 382, utilization of the Company's net operating loss carryforward is severely limited.


NOTE 10 - Extraordinary Item

       In October 1999, the Company extinguished a $560,000 note payable in a transaction where the note holder exchanged 3,334 unrestricted common shares owned by him for 200,000 restricted shares held by Lloyds. The market value of the 200,000 restricted shares was $4,200,000 at the date of exchange. Accordingly the Company recorded an extraordinary loss of $3,640,000.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 11 - Commitments

       Leasing Agreements
       The Company leases office space under an operating lease agreement, which expires on February 15, 2015. Rental expense was $560,241 and $93,373 for the years ended December 31, 1999 and 1998, respectively.

       Minimum future rental commitments under this lease as of December 31, 1999 are as follows:

                                  For the Year Ending
                                     December 31,                         Amount
                                     ------------                         ------
                                         2000                            $522,951
                                         2001                             522,951
                                         2002                             522,951
                                         2003                             522,951
                                         2004                             522,951
                                      Thereafter                        5,921,845
                                                                       ----------
                                            Total                      $8,536,600
                                                                       ==========

       In addition, as part of the operating lease describe above, the Company has agreed to lease additional premises at the same facility. Occupation of the additional premises is pending certain building modifications to be performed by the landlord. Upon the commencement date of the additional space, rental commitments will be $360,665 per annum for years one through five, $387,885 per annum for years six through ten and $415,105 per annum for years eleven through the expiration date of the lease.

       Sublease Agreement
       The Company entered into lease agreements during the fiscal year ended December 31, 1999 wherein customers sublease space from the Company.

       Minimum future payments from subtenants as of December 31, 1999 for each of the next two years are as follows:

                               December 31,                         Amount
                               ------------                         ------
                                   2000                            $90,000
                                   2001                              7,000
                                                                   -------

                                   Total                           $97,000
                                                                   =======

       In addition, two leases were entered into in February and March 2000. Minimum future payments for these two leases for the year ending December 31, 2000 and December 31, 2001 is $57,500 and $8,500 respectively.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 11 - Commitments, continued

       Payroll Taxes
       At December 31, 1999, past due amounts have been included in accrued expenses totaling approximately $879,000 and consist of payroll taxes owed and estimated penalties and interest.

       Employment Agreements
       The Company has entered into employment agreements with the chief executive officer and three employees, two on October 25, 1999 and two on January 1, 2000. Two of these agreements expire in 2002 and two which expire in 2004. Two of these agreements provide for bonuses based on percentages of net profits, as specified in their respective employment agreements.

       Future minimum payments related to these agreements for the next five (5) years are as follows:

                                  For the Year Ending
                                     December 31,                         Amount
                                     ------------                         ------
                                         2000                          $  633,333
                                         2001                             816,667
                                         2002                             916,667
                                         2003                             833,333
                                         2004                             833,333
                                                                       ----------
                                            Total                      $4,033,333
                                                                       ==========

       For past services performed, the chief executive officer and one of the employees that entered into the above employment agreements received 4,006,666 shares of the Company's common stock during 1999. As a result of this issuance, the Company recognized $84,033,333 of compensation expense.

       Pursuant to the agreements entered into on January 1, 2000, the two employees were granted 100,000 restricted shares each for past services performed. These shares vest to the employee on the first anniversary of the agreements. The market value of these shares on the first day of trading after the granting of the shares was $1,100,000. The value of the grants has not been included in the statement of operations for the year ended December 31, 1999.


NOTE 12 - Major Customer

       During the year ended December 31, 1999 the Company sold a substantial portion of its services to one customer. Sales to this customer totaled $800,000 (35%). The amount due from this customer included in accounts receivable was $200,000. For the year ended December 31, 1998 the Company sold a substantial portion of its services to two customers. Sales to these customers totaled $206,151 (46%) and $72,316 (16%) respectively.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 13 - Bankruptcy Proceedings

       On August 28, 1997 the United States Bankruptcy Court of the Southern District of New York confirmed the Company's Plan of Reorganization. The plan stipulated payments totaling $2,444,158 to be paid to certain secured, administrative and unsecured creditors. It was determined that the Company's reorganization value computed immediately before August 28, 1997, the date of plan confirmation, was $2,444,158, which is being amortized over a period of 10 years. The Company adopted fresh start reporting because holders of existing voting shares immediately before filing and confirmation of the plan received less than 50% of the voting shares of the emerging entity and its reorganization value is less than its post petition liabilities and allowed claims.

       The remaining bankruptcy liabilities at December 31, 1999 consists of the following:

                                    Class of Creditors
                                    ------------------
       Class 1 - Secured                                             $       --
       Class 2 - Priority and Administrative                          1,129,969
       Class 3 - Unsecured                                              450,000
                                                                     ----------
              Total                                                  $1,579,969
                                                                     ----------
       Short-Term                                                      $100,000
       Long Term                                                     $1,479,969


       The Company owes approximately $798,000 in professional fees rendered in accordance with the Order entered into by the United States Bankruptcy Court in the Southern District of New York. Company has agreed with the Claimant to pay this amount in quarterly installments equal to 3% of the Company's corresponding quarterly gross receipts less ordinary expenses before any cash compensation to officers until paid in full. No part of the stated amount has been paid and is included in the accrued amounts for class 2 creditors at December 31, 1999.

       The New York City Department of Finance has filed alleged unsecured priority tax claims in the amount of $229,899. Included in this amount is $37,623 of interest accruing at an annual interest rate of 8.5%. The entire amount is included in the accrued amounts for class 2 creditors at December 31, 1999.

       All remaining allowed claims will be paid in accordance with the Company's confirmed Plan of Reorganization in cash.

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 14 - Subsequent Events

       On January 18, 2000 the Company purchased all of the issued and outstanding common stock of Sigma Sound Services, Inc. ("Sigma") pursuant to the terms of a stock purchase agreement (the "Agreement"). The purchase price for Sigma's common stock was $1,000,000 with $400,000 paid at the signing of the Agreement, $200,000 at closing and a $400,000 10% secured note. The note is payable in two installments of $200,000 plus accrued interest on June 30, 2000 and January 3, 2001. The note is secured by all of the Company's existing and future customer accounts, general intangibles, equipment, goods, instruments and inventory. The transaction will be accounted for under the purchase method of accounting.

       Under Rule 11-02(b), pro forma financial information in the form of a combined balance sheet at December 31, 1999 and combined statement of operations for the year ended December 31, 1999 is presented below to reflect what the combined companies might look like had the transaction been consummated at December 31, 1999 and at January 1, 1999. This is not necessarily indicative of that which would have been attained had the transaction actually occurred at those dates. The notes to these proforma statements set forth the assumptions on which they are based. The proforma information should be read in conjunction with the December 31, 1999 financial statements for each company used in the preparation of such pro forma statements. As such no audit procedures have been applied in the preparation of such pro forma statements.

                                    Proforma
                             Combined Balance Sheet
                                December 31, 1999
                                   (Unaudited)

                                                                    Pro forma       Pro forma
                                                                      Debit           Credit        Pro forma
                                            Select     Sigma        Adjustments     Adjustments     Combined
                                            ------     -----        -----------     -----------     --------
       CURRENT ASSETS
        Cash                                   $344    $1,400(a)    $200,00(b)      $(200,000)        $1,744
        Accounts receivable                 365,200    34,517             --               --        399,717
        Capital improvement                       3        --                                        557,303
         receivable                         557,30                        --               --
        Prepaid expenses and other          140,377        --             --               --        140,377
        Due from stockholder                166,000        --             -(a)       (166,000)           ---
        Deposit on acquisition              400,000       ---            --(b)       (400,000)            --
                                            -------       ---            --          --------             --

         Total Current Assets             1,629,224    35,917        200,000         (766,000)     1,099,141
                                          ---------    ------        -------         --------      ---------

       PROPERTY AND EQUIPMENT,
       ----------------------
        Net                                 463,365   104,600             --               --        567,965

        Reorganization value , net        1,873,854        --             --               --      1,873,854
        Investment in subsidiary                 --        --(b)   1,000,00(c)     (1,000,000)            --
        Intangible asset, net                    --        --(c)     964,50(d)        (64,300)       900,204
                                                 --        --        ------           -------        -------

         Total Assets                    $3,966,443  $140,517     $2,164,504      $(1,830,300)    $4,441,164
                                         ==========  ========     ==========      ===========     ==========

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 14 - Subsequent Events, continued

                                    Proforma
                        Combined Balance Sheet, continued
                                December 31, 1999
                                   (Unaudited)


                                                                           Pro forma         Pro forma
                                                                            Debit             Credit        Pro forma
                                          Select        Sigma              Adjustments       Adjustments      Combined
                                          ------        -----              -----------       -----------      --------
       Current Liabilities
        Accounts payable                $1,315,977     $58,685                      $--             $--     $1,374,662
        Accrued expenses                 2,194,656      46,336                         (e)       40,000      2,280,992
        Notes payable                      567,500          --                       --              --        567,500
        Due to stockholder                      --          --                         (a)       34,000         34,000
        Current maturities of long                                                   --
         term debt                              --          --                         (b)      200,000        200,000
        Current portion of capital
         lease obligation                   55,490          --                       --              --         55,490
        Reorganization                                                               --
         liabilities,
         current portion                   100,000          --                       --              --        100,000
                                           -------          --                       --              --        -------

         Total Current Liabilities       4,233,623     105,021                       --         274,000      4,612,644

       Long term debt                           --          --                         (b)      200,000        200,000
       Capital lease obligation            120,224          --                       --              --        120,224
       Reorganization liabilities        1,479,969          --                       --              --      1,479,969
                                         ---------          --                       --              --      ---------

         Total Liabilities               5,833,816     105,021                       --         474,000      6,412,837
                                         ---------     -------                       --         -------      ---------

       Stockholders' Deficit
        Common stock                         9,603       1,000  (c)              (1,000)             --          9,603
        Additional paid in capital      93,885,130     865,002  (c)            (865,002)             --     93,885,130
        Accumulated deficit            (95,762,106)   (830,506) (d)&(e)        (104,300)        830,506    (95,866,406)
                                       -----------    --------                 --------         -------    -----------

         Total Stockholders'
          deficit                       (1,867,373)     35,496                 (970,302)        830,506     (1,971,673)
                                        ----------      ------                 --------         -------     ----------

         Total Liabilities and
          Stockholders' deficit         $3,966,443    $140,517                $(970,302)     $1,304,506     $4,441,164
                                        ==========    ========                =========      ==========     ==========

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS


NOTE 14 - Subsequent Events, continued


                                    Proforma
                        Combined Statement of Operations
                      For the year ended December 31, 1999
                                   (Unaudited)

                                                                       Pro forma           Pro forma
                                                                         Debit               Credit         Pro forma
                                    Select            Sigma           Adjustments          Adjustments       Combined
                                    ------            -----           -----------          -----------       --------
Sales                           $  2,310,002       $    502,791                $--                $--      $  2,812,793

Cost of Sales                      1,294,890            210,198                 --                 --         1,505,088
                                ------------       ------------       ------------       ------------      ------------

    Gross Profit                   1,015,112            292,593                 --                 --         1,307,705
                                ------------       ------------       ------------       ------------      ------------

Selling, General and
 Administrative                    4,389,803            479,069             64,300                 --         4,933,172

Stock-Based Compensation          84,070,333                 --                 --                 --        84,070,333
                                ------------       ------------       ------------

    Operating Loss               (87,445,024)          (186,476)           (64,300)                --       (87,695,800)

Other expense
 Other income                         32,476             41,850                 --                 --            74,326
 Interest expense                   (357,793)                --            (40,000)                --          (397,793)
                                                                      ------------       ------------      ------------

    Total Other Expense             (325,317)            41,850            (40,000)                --          (323,467)
                                ------------       ------------       ------------

Loss Before                         (144,626)
 Extraordinary Item              (87,770,341)           144,626           (104,300)                --       (88,019,267)

EXTRAORDINARY ITEM
 Loss on extinguishment of
  debt                            (3,640,000)                --                 --                 --        (3,640,000)
                                                                                                           ------------

       Net Loss                 $(91,410,341)      $   (144,626)      $   (104,300)               $--      $(91,659,267)
                                ============       ============       ============                         ============

                                                SELECT MEDIA COMMUNICATIONS INC.

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 14 - Subsequent Events, continued

       PER SHARE DATA
        Basic and diluted net loss per common share:
         Loss before extraordinary item                            $(45.95)
                                                                   -------
         extraordinary item                                         $(1.90)
                                                                    ------
         Net loss                                                  $(47.85)
                                                                   -------

              Weighted Average Common Shares Outstanding         1,915,582
                                                                 ---------

       Notes to proforma financial statements

       (a) To record the receipt of $200,000 from a stockholder of the Company for the purpose of acquiring the common stock of Sigma.

       (b) To record the acquisition of all of the issued and outstanding common stock of Sigma for $1,000,000 with $400,000 paid at the signing of the Agreement, $200,000 paid at closing and a $400,000 10% secured noted due in two installments of $200,000 plus accrued interest on June 30, 2000 and January 3, 2001.

       (c) To record the allocation of the excess of the purchase price over the estimated fair value of the net assets acquired.

       (d)      To record the amortization of goodwill over 15 years.

       (e)      To record the accrual of interest on the 10% secured note.


NOTE 15 - Going Concern Uncertainty

       As shown in the accompanying financial statements, the Company incurred a net loss of $91,410,341 during the year ended December 31, 1999, and, as of that date, the Company's current liabilities exceeded its current assets by $2,604,399, and its total liabilities exceeded its total assets by $1,867,373. These factors create an uncertainty as to the Company's ability to continue as a going concern.

       The Company is developing a plan to reduce its liabilities through the issuance of additional common stock through private or public offerings conforming to the requirements of Securities Acts. The Company received a commitment on October 14, 1999 to raise $10,000,000 on a best efforts basis for such offerings. The financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.

                                    PART III


                                    EXHIBITS

Item 1.  Exhibit Index

Exhibit   No
         (3)      Articles of Incorporation and Bylaws

         3.1      Articles of Incorporation*
         3.2      Bylaws*

         (10)     Material Contracts

         10.1     Employment Agreement with Mitch Gutkowski**

         10.2 Stock Purchase Agreement for the Purchase of all the outstanding Common Stock of Sigma Sound Studio, Inc.**

         (21)     Subsidiaries of the Registrant

         21.1     Subsidiaries of the Registrant**

         (27)     Financial Data Schedule

         27.1     Financial Data Schedule**


         * Incorporated by reference to Exhibits to Registrant's original Registration Statement Number 33-80412 filed under the Securities Act of 1933 on August 19, 1994.

         ** Filed as exhibits to Registrant's initial Form 10-SB filed April 3, 2000, File Number 000-24706.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 7, 2000             SELECT MEDIA COMMUNICATIONS, INC.


                                By: /s/ MITCH GUTKOWSKI.
                                   ---------------------------------------------
                                        Mitch Gutkowski, Chief Executive Officer